PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 10, 2006
All amounts are expressed in US dollars, unless otherwise indicated.

INCREASE IN NET EARNINGS TO $7.1 MILLION

HIGHLIGHTS
  Net earnings of $7.1 million, an increase of $6.1 million over 2005

  Cash flow from operating activities of $13.8 million

  Strong performance from the Canadian gold operations

  Gold production of 129,100 ounces

  Financial advisors hired to seek new investors for Omai Bauxite

  Major gains with exploration and development programs

  Negotiated new $125 million Credit Facility

Cambior Inc. (TSX & AMEX:CBJ) is pleased to report second quarter net earnings of $7.1 million (or $0.03 per share), a $6.1 million increase over the corresponding period of 2005. This substantial increase is due to strong gold prices, a gain on disposal of marketable securities, in spite of a very strong Canadian dollar (relative to US dollar) and high inflation in the costs of fuel and other consumables. All gold operations have recorded profits, including the Canadian operations, which recorded a $3.8 million profit during the period. Total revenues for the period amounted to $102.2 million compared to $89.3 million in the corresponding period of 2005. The favourable gold market conditions driven mainly by geopolitical concerns and expectations of a weakening US dollar against major foreign currencies, resulted in gold trading between $567 and $725 per ounce and averaging $628 per ounce over the quarter. Gold price reached a 25-year high during that same period. Cambior realized an average selling price of $584 per ounce compared to $400 per ounce in the corresponding quarter of 2005. This 46% increase in realized gold price was partially offset by a 24% decrease in ounces sold mainly caused by the depletion of the Omai open pit reserves in September 2005.

The operations were significantly affected by inflationary pressures due to:

  a 33% increase in fuel price;

  additional royalty costs due to improved gold price;

  strengthening 10% increase of the Canadian dollar against the US dollar; and

  higher tax expenses at Rosebel following increased profitability.

The Omai bauxite operations also incurred a $0.6 million loss net of consolidated adjustments caused by difficult conditions in the refractory bauxite market conditions.

Operations generated cash flows of $13.8 million during the second quarter of 2006, compared to $11.3 million during the corresponding period of 2005. Cash position stood at $17.8 million as at June 30, 2006.

For the six months ended June 30, 2006, net earnings amounted to $16.2 million and revenues to $189.2 million, compared to $2.6 million and $179.9 million respectively in the first half of 2005. The

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 2

increase in net earnings of $13.6 million is mainly due to the stronger gold prices observed during the first half of the year and gains on sales of marketable securities completed during that same period.

Commenting on the quarter Mr. Louis Gignac, President and CEO, noted: "Our shareholders are benefiting from our leverage to the gold price, in spite of inflating costs and a strong Canadian dollar. Major progress was realized in both our exploration and development projects, which should entail the growth of our gold asset base over the next three years."

PRODUCTION HIGHLIGHTS

Gold

Cambior produced 129,100 ounces of gold at a mine operating cost of $326 per ounce in the second quarter of 2006, compared to 172,000 ounces at $273 per ounce for the corresponding quarter of 2005. Despite the stronger gold production of the Canadian operations, which reached 52,700 ounces of gold over the course of the second quarter compared to 48,600 ounces in the corresponding period of 2005, total gold production declined due to the closure of Omai gold mine in September 2005 and to a lower contribution from the Rosebel mine. Gold production for the semester reaches 253,000 ounces, in line with our production plan for 2006.

Operating costs at Canadian operations were affected by the higher prices of consumables, but also a stronger Canadian dollar at $1.12 C$/US$ in the second quarter of 2006 versus $1.24 C$/US$ in the corresponding period in 2005.

The Rosebel mine in Suriname produced 76,400 ounces of gold at a mine operating cost of $273 per ounce during the second quarter of 2006 compared to production of 89,600 ounces at $190 per ounce in the corresponding quarter of 2005. The increase in mine operating costs per ounce and the lower production are mainly attributable to the lower grade processed. The grade of 1.37 g Au/t milled during the second quarter of 2006 corresponds to the average reserve grade while the 1.68 g Au/t grade in 2005 corresponded to the expected high grade ore available during initial operations. The mine partially compensated for this lower grade with an increased throughput, which went up from 19,400 tonnes per day during the second quarter of 2005 to 21,800 tons per day during the corresponding quarter of this year. However, a six-day strike in May, which resulted in 5,400 ounces in lost gold production, partially offset the impact of the increased throughput. Negotiations regarding a first working agreement between the Company and the union representing Rosebel’s employees are on-going.

The Doyon Division returned to profitability during the second quarter of 2006 due to higher gold prices and a strong gold production of 42,100 gold ounces at a mine operating cost of $386 per ounce, compared to 39,400 ounces at $345 per ounce for the corresponding quarter in 2005. The increased production is due to additional tonnage milled generated from higher underground production and additional tonnage from the low-grade stockpile. As a result, total ore milled reached 239,800 tonnes at an average grade of 5.7 g Au/t compared to 196,400 t at 6.5 g Au/t during the corresponding quarter of 2005.

Gold production from the Sleeping Giant mine amounted to 10,600 ounces at a mine operating cost of $471 per ounce. This compares to 9,200 ounces at a mine operating cost of $439 per ounce for the corresponding quarter last year. Operating costs should decline in the second half of the year as development for stope preparation is reduced as planned.

Non-Gold

Non-gold sales totalled $24.9 million in the second quarter of 2006, compared to $20.1 million during the corresponding quarter of 2005.

Cambior’s niobium sales from the Niobec mine increased in the second quarter of 2006 to $15.7 million from $12.2 million in the corresponding quarter in 2005. Demand for niobium remains very strong and price increases announced earlier this year were totally implemented in our annual contracts and further increases are being obtained on spot sales. Despite the improved production and pricing environment, the

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 3

profitability of Niobec was once again impacted by a stronger Canadian dollar and the high price of aluminum, a significant input in the conversion process. A further 10% expansion in production is now implemented and will result in lower costs and improved profitability in the second half of the year.

The situation remained challenging at Omai Bauxite (OBMI) during the second quarter of 2006. The bauxite operations incurred a net loss of $0.6 million due to the difficult market conditions which continued to prevail in this industry. A 34% increase in sales in the second quarter compared to the first quarter of 2006, staff reductions implemented in May and other cost cutting initiatives have helped to reduce this loss. Production has been temporarily suspended since July 1st to reduce product inventory. A further major increase in orders of calcined bauxite (RASC) is expected for the second half of the year and operations will resume in September at a rate of 15,000 tonnes RASC per month to match sales. In the meantime, the Company is moving forward with the process initiated in June to sell a part or totality of its interest in OBMI.

EXPLORATION AND BUSINESS DEVELOPMENT

For the last three years, Cambior has invested heavily in growing its resource and reserve base with the objective to increase its gold production and the value of its asset base.

Rosebel Mine - Suriname

Development drilling of the known deposits aims at improving the precision of the geological models and proving extensions laterally and at depth of the mineralized zones. About 70% of 31,800 meters of diamond drilling completed in the first half of the year were focussed on the Pay Caro and Royal Hill deposits currently in production. Updated geological models and reserve estimations will be completed in the third quarter. Reconciliation of gold production to mineral reserves mined in both deposits during the first six months shows a gain of 17% in gold content due to increased mineralized volumes. Development drilling in the second half of the year will focus on the Mayo and Koolhoven deposits, which have not been drilled since 1997.

In 2005, we initiated grass-root exploration programs to find additional deposits on the Rosebel Mining Concession. Initial positive results on the J Zone resulted in follow-up drilling programs with 4,200 meters of diamond drilling completed during the second quarter. These additional results are showing multiple mineralized shear zones and extension of known trends. The following table offers some of the bests results obtained:

HOLE ID	FROM	TO	CORE LENGTH	GRADE
	(m)	(m)	(m)	Au (g/t)
JZ-041	45.7	60	14.3	1.83
JZ-042	91.5	111.5	20	1.52
JZ-044	91	102.7	11.7	2.71
JZ-049	33	40.5	7.5	3.22
	48	52.5	4.5	7.31
	118.5	127.5	9	1.45
	160.5	164	3.5	3.49
JZ-051	106.5	111	4.5	2.17
JZ-058	90	120	30	0.91
JZ-059	102	105	3	2.85
	115	118	3	6.37
JZ-061	51	54	3	6.1

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 4

Additional drilling is scheduled in the second half of the year to enable a first resource estimation at yearend. The J Zone is located about 700 meters north-east of the Pay Caro deposit at a relatively close distance to the mill.

Doyon Division

A shaft deepening program at the Mouska mine was completed in 2004 and added three additional levels (12, 13, 14) to operations. From 1991 to 2005, the Mouska mine produced some 1,485,000 tonnes at 12.3 g Au/t containing 588,000 ounces. Starting in 1996, mining migrated towards higher-grade veins in the Mooshla intrusive, which also contains the West Zone of the Doyon mine; cumulative production from 1997 onwards was 790,000 tonnes at 15.9 g Au/t. The resources/reserves on the lower levels are indicating continued high gold grades, but with increasing Cu grades averaging 0.5 % Cu. This trend could increase further since the gold mineralization appears to extend towards the east towards the Doyon mine, with an average of 0.7 % Cu in the 50 South vein.

We are currently planning to add a small copper flotation circuit to the Doyon mill at an estimated cost of $3.9 million, which will reduce operating costs of the Doyon Division by about $15/oz due to lower milling reagents cost and increased copper by-product credits, assuming a $3.00/lb copper price. The new Cu circuit should be operational in the first quarter of 2007.

Camp Caiman Project - French Guiana

During the quarter, we continued to prepare for the construction and development phase with detailed engineering work and the sourcing of materials and contractors. Moreover, our Camp Caiman staff responded to inquiries from the joint mission of the Ministère de l’Écologie ("Ministry of Environment and Sustainability") and the Ministère de l’Industrie ("Ministry of Industry") of the French Republic mandated to review the project. Cambior is confident that the results of the joint mission’s review will be positive. The final report from the joint mission is expected by late September and, assuming a favourable report, Cambior anticipates receiving the required operating permits in the fourth quarter of 2006.

La Arena - Peru

In a press release issued earlier today, August 10, 2006, Cambior reported that the La Arena project now has total measured and indicated mineral resources of 2 million ounces of gold and some 1.1 billion lbs of copper. These measured and indicated resources are estimated within a Whittle pit design using assumptions of $550/ounce for the price of gold and $1.50/lb for the price of copper. This represents increases of 586% in tonnes and 372% in gold ounces for the La Arena property compared to December 31st, 2005 estimates. The gold-copper porphyry resource was not estimated in December 2005.

These new figures include the previously measured and indicated resources of the gold oxide deposit which have been re-estimated using a gold price of $550/ounce as opposed to $400/ounce in December 2005, and the measured and indicated resources of the adjacent gold-copper porphyry deposit, also estimated using a gold price of $550/ounce and a copper price of $1.50 per pound.

Cambior also indicated that it is continuing the preparation of a pre-feasibility study aimed at determining the economic and technical potential for an open-pit mining operation with combined treatment using conventional milling with a flotation circuit for the Au-Cu porphyry-hosted ore and heap leaching of the Au-rich ore in oxidized sandstones.

As part of this program, the Company has begun, among other things, the preliminary metallurgical testing and the preliminary geotechnical assessment. Environmental and Social Baseline studies were also initiated in October 2005 as a first step towards the preparation of the Environmental and Social Impact Studies and the appropriate development plans.

The La Arena property is located near the town of Huamachuco in the La Libertad department, 480 kilometers north-northwest of Lima, Peru. Geologically, it lies within a multimillion ounce gold district.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 5

The property contains a gold oxide deposit hosted by highly fractured sandstones of the Chimu formation and an Au-Cu porphyry deposit, directly adjacent to it.

Omai Gold Underground - Guyana

On August 3, 2006, Cambior reported the initial drilling results of the first 13 holes completed at Omai. This program aims at defining the extension of the Fennell gold deposit at depth below the mined-out Fennell open pit. The objective is to identify mineral resources based on the higher grade zones of the mineralized quartz diorite. Depending on sufficient tonnage and grade, these mineral resources could be extracted by underground mining through a combination of large-scale blasthole stoping and room-and-pillar mining methods, without backfilling. Such project would benefit from the remaining milling, plant and camp facilities and other infrastructure used for the Omai open pit operations, which concluded in September 2005. Based on the results obtained so far, the Company has decided to pursue its drilling campaign. More results are to be expected in the months ahead.

Westwood-Mooshla, Canada

In accordance with its resource growth strategy, Cambior is pursuing an exploration program to confirm the presence of a VMS (volcanogenic massive sulphide) deposit on the Doyon property, situated in the Cadillac mining district. At the end of the second quarter of 2006, the exploration drift started from the 14th level of the Doyon mine had reached the planned first drilling bay offering a vertical access to the western plunge of the Westwood deposit identified from the surface. Drilling from this bay started in June and the first results are expected at the end of September.

New Financing Agreement

Cambior has entered into a fully underwritten financing agreement with Société Générale and Scotia Capital as lead arrangers for a new $125 million credit facility to fund the development of the Camp Caiman Project and reimburse the 2003 Credit Facility. The new facility will include a $110 million term facility to be reimbursed over a 5.5-year period commencing on June 30, 2008. The facility will also include a $15 million revolving facility. The new credit arrangement is scheduled to close at the end of October 2006 and is subject to the receipt of the necessary authorizations for the construction release at Camp Caiman.

The Company has also negotiated an increase in the revolving facility portion of its 2003 Credit Facility to be available up to the closing of the new credit arrangements.

Mr. Gignac noted: "We appreciate the confidence of our lenders in Cambior and we look forward to continuing our excellent working relationship as we move our projects to the development phase."

Consolidated Financial Statements

The unaudited consolidated financial statements and the Management’s Discussion and Analysis (MD&A) along with explanatory notes for the second quarter 2006 are available in PDF format on Cambior’s website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the Second Quarter 2006 Results Conference Call

Cambior will host a conference call on Friday, August 11, 2006 at 2:00 p.m., local time, to discuss its second quarter 2006 results. Financial analysts are invited to participate in the call by dialling 1-866-696-5910 in North America, access code 3192189#. Outside of North America, please dial (514) 861-2255, access code 3192189#. Media and all other interested individuals are invited to listen to the live webcast on the Company’s website at www.cambior.com or CCNMatthews’ at www.ccnmatthews.com/cambior.

The conference call will be available for replay until September 8, 2006 by dialling 1-800-408-3053 in North America, access code 3192189#. Outside of North America, please dial (514) 861-2272, access code 3192189#. The webcast will also be archived on the Company’s website.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 6

Quality Control

Follow up on the drilling program at Rosebel was carried out by Cambior employees, under the supervision of Dennis Lapoint, Exploration Manager. Mr. Lapoint is a qualified person (as defined by National Instrument 43-101) with more than 38 years of experience in mine geology and exploration. Cambior has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, reject and pulp duplicates and certified standards to each batch of samples sent for analysis. Blank samples are used to check for possible contamination in laboratories, field duplicates quantify overall precision while certified standards determine the analytical accuracy. Samples were sent for assaying to Rosebel’s mine lab as a primary lab. A minimum of 5% of samples were sent to a certified secondary lab in Paramaribo, Suriname or to ALS-Chemex in Nevada, USA. Samples were assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior’s shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior’s warrants "CBJ.WT.C and CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior’s Annual Report on Form 40-F. A copy of the 2005 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company’s strategic plans, its ability to capture the benefits of a strong gold market, future commercial production and sales (particularly the statement regarding the Company’s envisaged growth for the next three years), construction and production targets and timetables, particularly as regards the Camp Caiman project, the evolution of mineral reserves and resources, particularly as regards the La Arena project (and preliminary metallurgical testing as well as a planned pre-feasibility study in 2006), mine operating costs, in particular the continued impact of the fuel price, the strength of the Canadian currency and the cost of raw materials; statements regarding expected reduced costs at the Sleeping Giant mine as well as expected higher gold and copper grades at the Doyon mine (and the possible addition of a copper flotation circuit and the possible resulting benefits), capital expenditures, work programs, business development plans and exploration programs (namely as regards the Rosebel mine and the possible addition of new deposits), as well as objectives and budgets relating thereto, in particular, statements regarding the Fennell pit underground project (particularly the potential benefits from using existing facilities); statements relating to Rosebel labour negotiations; statements regarding the assumptions underlying the preparation for the construction of the Camp Caiman project, timetables (including the timetable to receive the results of the joint mission’s review and, subsequently, to obtain all permits), statements regarding Cambior’s exposure to the gold price; statements regarding the Company’s efforts to achieve profitability at its bauxite operations (including those relating to expected increased sales and possible resumption of RASC operations as well as the sale process of the Company’s interest in bauxite); and statements regarding the expected conclusion of a new $125 million credit facility, including the expected timing of closing. Forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 7

that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, exploration risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production and other risks referred to in Cambior’s 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information please contact:
CAMBIOR INC.
Martin Amyot	Renmark Financial Communications
Manager - Investor Relations	John Boidman
Tel.: (450) 677-0040	Jason Roy
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382	Tel.: (514) 939-3989
E-mail: info@cambior.com	www.renmarkfinancial.com
Website: www.cambior.com
PR-2006-16

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 8
HIGHLIGHTS

	Second Quarter ended		First Half ended
(unaudited)	June 30,		June 30,
(All amounts are in US dollars)	2006	2005	2006	2005
RESULTS (in millions of $)
Revenues	102.2	89.3	189.2	179.9
Net earnings	7.1	1.0	16.2	2.6
Cash flow from operating activities	13.8	11.3	26.4	22.5

PER SHARE ($)
Basic net earnings	0.03	0.00	0.06	0.01
Basic weighted average number of common shares outstanding (in millions)	276.1	274.3	275.6	274.2

GOLD PRODUCTION
Number of ounces produced (000)	129	172	253	338
Realized gold price ($ per ounce)	584	400	559	400
Mine operating costs ($ per ounce)	326	273	328	271

		June 30,	December 31,
		2006		2005
FINANCIAL POSITION (in millions of $)
Cash and cash equivalents		18		16
Total assets		641		621
Shareholders’ equity		428		402
Total number of shares outstanding (in millions)		276.4		274.6

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 9

	Second Quarter		First Half
GOLD PRODUCTION STATISTICS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005

Rosebel (100%)
Production (ounces)	76,400	89,600	151,500	177,600
Tonnage milled (t)	1,853,300	1,764,700	3,701,300	3,604,700
Grade milled (g Au/t)	1.37	1.68	1.36	1.61
Recovery (%)	93	94	94	94
Mine operating costs ($ per tonne milled)	11	10	11	9
Mine operating costs ($ per ounce)	273	190	267	190
Depreciation, depletion and amortization ($ per ounce)	57	55	56	57
Doyon Division (1)
Production (ounces)	42,100	39,400	79,100	76,500
Tonnage milled (t)
Underground mines	204,750	190,700	399,100	385,300
Pit and low grade stockpile	35,040	5,700	37,600	5,700
Total	239,790	196,400	436,700	391,000
Grade milled (g Au/t)
Underground mines	6.5	6.6	6.3	6.4
Pit and low grade stockpile	1.0	1.0	1.0	1.0
Average	5.7	6.5	5.9	6.3
Recovery (%)	96	96	96	96
Mine operating costs ($ per tonne milled)	68	69	74	70
Mine operating costs ($ per ounce)	386	345	410	359
Depreciation, depletion and amortization ($ per ounce)	111	84	109	81
Sleeping Giant(2)
Production (ounces)	10,600	9,200	22,400	16,300
Tonnage milled (t)	32,600	26,400	64,500	47,800
Grade milled (g Au/t)	10.4	11.2	11.1	10.9
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	153	152	155	139
Mine operating costs ($ per ounce)	471	439	447	407
Depreciation, depletion and amortization ($ per ounce)	122	105	119	108
OMAI (100%)(3)
Production (ounces)	-	33,800	-	68,100
Tonnage milled (t)	-	1,286,700	-	2,561,800
Grade milled (g Au/t)	-	0.90	-	0.91
Recovery (%)	-	91	-	91
Mine operating costs ($ per tonne milled)	-	10	-	10
Mine operating costs ($ per ounce)	-	362	-	350
Depreciation, depletion and amortization ($ per ounce)	-	35	-	35

TOTAL GOLD PRODUCTION (ounces)	129,100	172,000	253,000	338,500
MINE OPERATING COSTS ($ per ounce)	326	273	328	271
(1) Includes the Doyon and Mouska mines.
(2) Cambior initially owned a 50 % interest in the mine, and acquired the residual 50% interest on April 30, 2005.
(3) Production at the Omai gold mine ended in September 2005.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 10
GOLD PRODUCTION STATISTICS (continued)

	Second Quarter		First Half
CONSOLIDATED GOLD PRODUCTION COSTS	ended June 30,		ended June 30,
($ per ounce) (unaudited)	2006	2005	2006	2005
Direct mining costs	327	272	328	270
Refining and transportation	2	2	3	2
By-product credits	(3)	(1)	(3)	(1)
Mine operating costs	326	273	328	271
Royalties	50	18	43	18
Total operating costs	376	291	371	289
Depreciation, depletion and amortization	80	61	78	61
Restoration	3	2	4	2
Total production costs	459	354	453	352

Non-GAAP Measure

The Company reports mine operating costs on a production basis, a performance measure commonly used in the gold mining industry even if it is a non-GAAP measure. Mine operating costs per ounce data are a measure that management uses to monitor performance. These statistics are used to assess how well the producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of mining operations. Reported mine operating costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The data do not have a meaning prescribed by Canadian GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total mine operating costs per ounce are derived from amounts included in the Statement of operations and mine site operating costs such as mining, processing, administration and royalties but exclude amortization, restoration costs, financing costs and capital, development and explorations costs.

The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP. The following table provides a reconciliation of mine operating costs per ounce produced to the financial statements.

	Second Quarter		First Half
(unaudited)	ended June 30,		ended June 30,
(in millions of $)	2006	2005	2006	2005
Mining operations expenses - as per financial statements	73.9	69.1	139.6	135.9
Royalties	(6.4)	(3.2)	(10.9)	(6.2)
Non-gold costs	(23.9)	(18.1)	(45.3)	(35.1)
By-product credits (recorded in revenues from mining operations)	(0.4)	(0.2)	(0.8)	(0.4)
Accretion expense on asset retirement obligations in gold operating mines	(0.5)	(0.4)	(0.9)	(0.9)
Inventory adjustments	(0.6)	(0.2)	1.2	(1.6)
Gold mine operating costs for ounces produced	42.1	47.0	82.9	91.7
Ounces produced	129,100	172,000	253,000	338,500
Gold mine operating costs ($ per ounce)	326	273	328	271

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the MD&A for the year ended December 31, 2005, the Company’s annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company’s Annual Report, and the unaudited interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, statements regarding our strategic plans, future commercial production, sales and financial results, the potential for capital appreciation of the Company’s investments in marketable securities, proceeds receivable in gold from the sale of the Carlota project (and exposure to the price of gold), the eventual conclusion of the solicitation of participation by alumina/aluminum companies in Omai Bauxite Mining Inc. and Omai Services Inc., expected continuity of a favourable gold market and plans for reduction of gold hedging; evaluation and evolution of mineral reserves and resources (La Arena’s potential in particular), mine operating costs and capital expenditures, planned work programs, evolution of development projects as well as exploration budgets and targets, particularly in regards to the La Arena project and the anticipated issuance of the required permits relating to the Camp Caiman project; measures of mitigating financial and operational risks; the negotiation for an increase in the credit facilities and the use of proceeds from such increase; possible exercise of outstanding warrants and, more generally, continuous access to capital markets; and Cambior’s global outlook and that of each of its mines. Forward-looking statements express, as at the date of this MD&A, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond our control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of metals and minerals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Risks and Uncertainties section of this MD&A. The reader is cautioned not to place undue reliance on these forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this MD&A unless required to do so under applicable securities laws.

Cambior Inc.

During the second quarter of 2006, highlights included:

  Net earnings of $7.1 million ($0.03 per share)

  Cash flow from operating activities of $13.8 million

  Gold production of 129,100 ounces

  Realized gold price of $584 per ounce

  Gain on disposal of assets of $2.7 million

  Proceeds of 6,250 ounces of gold relating to the disposal of the Carlota project

  Launching of process to solicit proposals for the Company’s bauxite operation

  Delays in receiving the required operating permits for the Camp Caiman project

  Agreement for new credit facility to fund Camp Caiman project

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 12

Consolidated Operations

During the second quarter of 2006, benefiting from a strong gold market, Cambior generated net earnings of $7.1 million ($0.03 per share) compared to $1.0 million ($0.00 per share) in the second quarter of 2005.

The higher gold price realized compensated for the lower gold output, and continuing cost pressures mainly from fuel price and the continued strengthening of the Canadian dollar and income tax charges. Canadian gold operations performed well generating a profit of $3.8 million in the period. The lower gold output is attributable to the closure of Omai gold mine in September 2005 and the average reserves grade ore being treated at Rosebel after the initial period of high grading. Net earnings were negatively impacted by the cost of closing gold hedge positions during the quarter and bauxite operation’s $0.6 million loss, net of consolidated adjustments, but positively impacted by the gain on disposal of assets (marketable securities) of $2.7 million, and to a non-hedge derivative gain of $1.1 million mainly resulting from the appreciation of the market value of the ounces of gold receivable from the disposal of the Carlota Project concluded in December 2005. As part of that transaction, Cambior is to receive an aggregate of 50,000 ounces of gold, payable in eight quarterly installments commencing March 31, 2006.

During the first half of 2006, Cambior realized net earnings of $16.2 million ($0.06 per share) compared to $2.6 million ($0.01 per share) in the first half of 2005. The increase in net earnings is attributable to the positive impact of higher realized gold price, to the gain on disposal of marketable securities of $9.4 million, and to a non-hedge derivative gain of $5.0 million, partially offset by the cost of $8.4 million for closing gold hedge positions and the $1.8 million loss, net of consolidated adjustments, in the bauxite operation.

Revenues
	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
Ounces of gold sold	130,900	172,100	251,400	347,000
Revenues (in millions of $)
Gold	76.8	69.1	141.3	139.4
Non-gold	24.9	20.1	47.1	40.1
Investment and other income	0.4	0.2	0.8	0.4
Total	102.1	89.4	189.2	179.9

For the second quarter of 2006, revenues totalled $102.1 million compared to $89.4 million for the corresponding quarter of 2005 as a result of higher realized gold price partially offset by lower gold sales due to the end of production at Omai following closure of the mine and the lower production at Rosebel due to a lower grade of ore being milled as planned. Sales and the price of niobium were also higher during the second quarter of 2006. For the first half of 2006, revenues totalled $189.2 million compared to $179.9 million for the corresponding period of 2005.

During the second quarter of 2006, the gold market price was very favourable with gold trading between $567 and $725 per ounce and averaging $628 per ounce ($427 in the corresponding period of 2005). The realized price per ounce of gold sold amounted to $584 compared to $400 in the second quarter of 2005. As anticipated, the lower realized price, compared to the market price, is related to the buy-back of gold hedging commitments. However, the full exposure to the market price was beneficial to the Company since the market price exceeded the buy-back price of hedge positions. The Company’s realized gold price per ounce for the first half of 2006 was $559 compared to a market average price of $590.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 13

Expenses

Mining operations expenses in the second quarter of 2006 totalled $73.9 million, compared to $69.1 million incurred during the corresponding quarter of 2005, mainly due to higher niobium mining operating costs resulting from higher sales and higher unit costs particularly affected by the strengthening of the Canadian dollar. Mining operations expenses related to gold operations were slightly lower due to lower gold sales but mostly offset by the strengthening of the Canadian dollar and to higher royalty expenses included therein due to the increase of gold price. The 10% strengthening of the Canadian dollar from $1.2439 C$/US$ in the second quarter of 2005 to $1.1213 C$/US$ in the second quarter of 2006 represents an increase of $3.9 million in mining operations expenses. The stronger Canadian currency also impacted the non-cash charges of the Canadian operations. In terms of unit costs, gold mine operating costs were $326 per ounce during the second quarter of 2006, higher than the $273 per ounce for the second quarter of 2005 due to lower grade ore milled and a work stoppage at Rosebel, higher fuel prices and consumption, higher explosive costs and the strengthening of the Canadian dollar.

Mining operations expenses in the first half of 2006 totalled $139.6 million, compared to $135.9 million incurred during the corresponding period of 2005.

Gold production and unit mine operating costs were:

	Second Quarter ended June 30,				First Half ended June 30,
	2006		2005		2006		2005
		Mine		Mine		Mine		Mine
		operating		operating		operating		operating
	Ounces	costs(1)	Ounces	costs(1)	Ounces	costs(1)	Ounces	costs(1)
	produced	($/ounce)	produced	($/ounce)	produced	($/ounce)	produced	($/ounce)
Rosebel (100%)	76,400	273	89,600	190	151,500	267	177,600	190
Doyon Division	42,100	386	39,400	345	79,100	410	76,500	359
Sleeping Giant mine(2)	10,600	471	9,200	439	22,400	447	16,300	407
Omai mine(3)	-	-	33,800	362	-	-	68,100	350
	129,100	326	172,000	273	253,000	328	338,500	271
(1) Non-GAAP Measure
(2)	Cambior initially owned a 50% interest in the mine, and acquired the residual 50% interest on April 30, 2005.
(3)	Production at Omai mine ended in September 2005, and as such, the related net carrying amount of property, plant and equipment at the Omai mine has not been amortized since then because it has been removed from service for an extended period of time.
During the first quarter of 2006, the Company initiated an exploration program to establish the potential for an underground operation on the depth extension of the Fennell deposit; exploration expenses relating to such program were capitalized.

In 2006, Cambior continues to invest in exploration to increase its reserve and resource base through an investment program in exploration and business development. Exploration remains focused on or near the Company’s existing mine sites and advanced projects with particular emphasis on Rosebel, Westwood and La Arena. During the second quarter of 2006, total exploration investments amounted to $10.3 million, including $1.5 million expensed for grassroot projects, versus $8.1 million and $1.0 million respectively in the second quarter of 2005. During the first half of 2006, exploration and business development expenditures amounted to $18.3 million including $2.9 million being expensed for grassroot projects, versus $15.9 million and $2.2 million in the first half of 2005.

The Company is subject to income and mining taxes in the jurisdictions where it operates. These taxes are calculated based on profitability. During the second quarter of 2006, income and mining taxes totalled $5.9 million compared to $2.3 million during the second quarter of 2005. These income and mining taxes are mainly related to income taxes for Rosebel. During the second quarter of 2006, the Company started to make income tax instalment payments for Rosebel in Suriname. Regarding the flow-through shares issued during the first quarter of 2006, Cambior recognized a recovery of future income taxes of $0.1 million during the second quarter of 2006 and will recognize approximately $0.5 million upon the completion of the Company’s filing of the renouncement documents with the tax authorities. During the first half of 2006, income and mining taxes totalled $10.7 million compared to $6.7 million during the first half of 2005.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 14

Gold Marketing

Cambior’s hedging commitments decreased by 46,000 ounces of gold compared to its position at December 31, 2005 due to the closing of forwards and gold purchase commitments.

At June 30, 2006, the estimated fair value of the total gold delivery commitments was a negative value of $34.3 million, including $25.6 million off-balance sheet. The details of the gold hedging portfolio as of June 30, 2006, are as follows:

		2006	2007	Total
		(6 months)
Total obligations - Forwards
Quantity	(000 oz)	63	56	119
Average price	($/oz)	327	350	338

The market valuation is calculated using forward rates considering market prices, interest rates, gold lease rates and volatilities. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, and quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "Hedge derivatives" caption. As at June 30, 2006, an amount of $8.7 million remained as a liability on the balance sheet for such outstanding derivatives.

The table below summarizes the mark-to-market valuations of the gold hedging portfolio.

	June 30,	December 31,
	2006	2005
(in millions of $)	$	$
Hedge derivatives - Forwards	(34.3)	(34.0)
Non-hedge derivatives	-	1.1
Estimated mark-to market value	(34.3)	(32.9)
Recognized on the balance sheet:
Forwards - Doyon future gold production included in the impairment loss in December 2004	(8.7)	(13.5)
Non-hedge derivatives	-	1.1
	(8.7)	(12.4)
Off-balance sheet - net fair value of forwards	(25.6)	(20.5)

The table below summarizes the non-hedge derivative gain (loss).
	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in millions of $)	$	$	$	$
Variation of the fair value of the non-hedge derivative instruments during the period	(0.1)	0.2	(1.1)	(0.2)
Gain arising from the exercise of non-hedge derivatives	-	-	1.6	-
Gain resulting from the variation in market prices of ounces of gold receivable related to the disposal of the Carlota Project(1)	1.2	-	4.5	-
Non-hedge derivative gain (loss)	1.1	0.2	5.0	(0.2)

(1)    In December 2005, Cambior completed the sale of the Carlota project and received, at closing, a cash consideration of $15.0 million and 50,000 ounces of gold receivable in eight equal quarterly deliveries. In June 2006, 6,250 ounces of gold were received resulting in a cash flow of $3.7 million (12,500 ounces of gold resulting in a cash flow of $7.2 million during the first half of 2006). The 37,500 remaining ounces of gold receivable were revaluated at June 30, 2006 at the current spot price of $614 per ounce resulting in a gain of $1.2 million ($4.5 million during the first half of 2006). The amortization of the discount value totalling $0.1 million during the second quarter of 2006 ($0.3 million during the first half of 2006) was accounted for under the "investment and other income" caption in the statement of operations.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 15

Consolidated Cash Flows

Operating activities

Operations generated cash flows of $13.8 million during the second quarter of 2006, compared to $11.3 million in the corresponding period in 2005. The increase in generated cash flows is mainly due to a higher realized gold price despite lower production and is partially offset by cash flows used in the bauxite operation.

For the first half of 2006, cash flows from operating activities were $26.4 million compared to $22.5 million in the corresponding period in 2005.

Investing activities

Investment in property, plant and equipment for the second quarter of 2006 totalled $26.5 million compared to $32.0 million for the same period in 2005. Investments were principally for mining equipment used in operations and for development drilling at Rosebel ($6.1 million), underground development and exploration at the Doyon Division ($2.8 million), detailed engineering, permitting activities and initial equipment deposit for the Camp Caiman project in French Guiana ($6.6 million), exploration expenditures for an underground operation at Omai Gold ($1.7 million), purchase of equipment at Niobec ($1.4 million), bauxite operation ($3.7 million), and other exploration expenditures ($4.0 million). Investment in property, plant and equipment for the first half of 2006 totalled $47.4 million compared to $57.1 million for the same period in 2005.

Cash flow used in investing activities was reduced by the proceeds of 6,250 ounces of gold relating to the disposal of the Carlota project in December 2005 totalling $3.7 million which were received in June 2006 (12,500 ounces of gold totalling $7.2 million during the first half of 2006).

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. During the second quarter of 2006, net investments were sold for $3.6 million which resulted in a gain on disposal of assets of $2.7 million ($20.9 million and $9.4 million respectively during the first half of 2006). At June 30, 2006, the market value of its marketable securities portfolio was $5.7 million.

The Company is committed to purchase marketable securities for an amount of $8.0 million of which $4.5 million are payable at closing, initially expected to be in May 2006, but delayed to the third quarter of 2006, and the balance of $3.5 million, on the first anniversary of closing.

Update on Camp Caiman project

On June 30, 2006, Cambior was informed that a joint mission of the Ministère de l’Écologie et du Développement durable ("Ministry of Environment and Sustainability") and the Ministère de l’Industrie ("Ministry of Industry") of the French Republic was mandated to review the objections raised by certain stakeholders of the Project during the public consultation process. As a consequence, the issuance of the required operating permits would not be finalized in July as anticipated. The final report from the joint mission is expected by late September and, assuming a favourable report, Cambior anticipates receiving the required operating permits in the fourth quarter of 2006.

Cambior is confident that the results of the joint mission’s review, in addition to the highly regulated permitting process including public inquiries and third-party expert opinions of the environmental aspects of the project will reassure the various interested parties on the environmental, social and economic impacts of the project.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 16

Solicitation of business proposals for the Company’s interest in the bauxite operation

On June 15, 2006 Cambior announced that it is soliciting business proposals from parties involved in the alumina/aluminum industry and is prepared to consider a partial or total sale of its equity interest in Omai Bauxite Mining Inc. (« OBMI ») as part of the transaction. Cambior has currently a 70%-equity position in OBMI, a private Guyanese company that owns or operates several bauxite deposits in the Linden region of Guyana; the Republic of Guyana owns the remaining 30%-equity interest. This sale will also include Omai Services Inc. (« OSI »), a wholly-owned subsidiary which generates and supplies electricity to OBMI and to a government-owned entity for distribution to the Linden community. Cambior desires to focus on its core gold business rather than make significant new investments in the bauxite business. It is expected that a transaction could be completed by year-end 2006.

On June 5, 2006, OBMI had also advised the Government of Guyana that it will temporarily suspend part of its operations on July 1, 2006, for two months, thereby reducing its workforce by approximately 350 employees. The suspension results from lower demand for its Refractory "A" Grade Super Calcined Bauxite ("RASC") during the summer months, and will allow OBMI to reduce its RASC inventories. Although significantly reduced, operations will be maintained as the production of chemical grade bauxite will be increased to minimize the impact. Fixed costs for the 2-month RASC production shutdown are estimated at $1 million.

Financing activities

Net cash flow used in financing activities totalled $2.9 million during the second quarter of 2006 compared to net cash flow from financing activities of $9.6 million during the second quarter of 2005.

As scheduled, during the second quarter of 2006, the Company reimbursed $3.5 million under its 2003 Credit facility ($7.0 million during the first half of 2006). The Company made a $3.5 million reimbursement under the 2003 Credit facility. In late July, the Company borrowed an additional $5.0 million under its revolving credit facility. To further provide financing flexibility, the Company has negotiated a $15.0 million revolving loan increase to its 2003 Credit facility. Cambior has also entered into an agreement with a group of lenders to underwrite a $125.0 million Credit facility to reimburse amounts outstanding under the 2003 Credit facility and to fund further development of the Camp Caiman Project. The facility is subject to syndication and is expected to close in late October following the receipt of the Camp Caiman permits.

During the second quarter of 2006, 765,000 common shares were issued following the exercise of stock options under the Company’s stock option plan for directors and key employees for proceeds of $1.2 million (1,314,000 common shares for proceeds of $1.9 million during the first half of 2006). In addition, 450,000 common shares were issued during the first quarter of 2006 pursuant to a flow-through financing to fund Canadian exploration expenses.

As at June 30, 2006, the outstanding number of warrants exercisable into common shares was as follows:

		Exercise price	Number issued	Number exercisable
Date of issue	Expiry date	$ per share	(000)	(000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16, 2006	C$4.35	14,667	14,667
			34,667	34,667

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 17

Consolidated Balance Sheets

The Company’s assets totalled $641.4 million at June 30, 2006 compared to $621.4 million at December 31, 2005. Property, plant and equipment totalled $484.7 million compared to a total of $454.9 million at December 31, 2005.

Cash and cash equivalents of $17.8 million increased by $2.2 million since the end of 2005.

Shareholders’ equity totalled $428.1 million as at June 30, 2006, compared to $401.7 million at the end of December 2005. The difference is mainly due to net earnings for the first half of 2006, the common shares issued, and the variation in the cumulative translation adjustment. At August 8, 2006, there were 276,365,000 common shares 34,667,000, warrants and 6,226,000 options outstanding.

Quarterly Review

The following table shows selected quarterly results for the last eight quarters.
	Third	Fourth	First	Second	Third	Fourth	First	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
(unaudited)	2004	2004	2005	2005	2005	2005	2006	2006
(in millions of $)
Total revenues	80.7	81.9	90.5	89.4	91.2	97.4	87.1	102.2
Cash flow from operating activities	16.9	3.7	11.2	11.3	11.2	6.8	12.6	13.8
Net earnings (loss)	(6.1)	(76.7)(1)	1.6	1.0	(2.2)	19.8(1)	9.1(1)	7.1(1)
Basic net earnings (loss) per share ($)	(0.02)	(0.28)	0.01	0.00	(0.01)	0.07	0.03	0.03
Diluted net earnings (loss) per share ($)	(0.02)	(0.28)	0.01	0.00	(0.01)	0.07	0.03	0.03
Basic weighted average number of
common shares outstanding (millions)	244.5	269.9	274.2	274.3	274.4	274.5	275.0	276.1
Effect of dilutive stock options (millions)	-	-	2.2	1.2	-	1.5	1.9	2.0
Effect of dilutive warrants (millions)	-	-	-	-	-	-	-	-
Diluted weighted average number of
common shares outstanding (millions)	244.5	269.9	276.4	275.5	274.4	276.0	276.9	278.1
Number of ounces of gold produced
(thousands)	174	175	166	172	158	142	124	129
Mine operating costs ($/ounce)	263	251	269	273	314	286	329	326

(1)    Fourth quarter net earnings (loss) for 2004 and 2005 reflect unusual transactions, including Doyon impairment charge (-$71.2 million) in 2004 and the gain on the sale of the Carlota project ($12.5 million) in 2005. First and second quarters net earnings of 2006 also reflect unusual transactions, which are the gain on disposal of assets of $6.7 million and $2.7 million respectively and the non-hedge derivative gain of $3.8 million and $1.1 million respectively.

Additional information
Foreign exchange rates were as follows:
C$/US$		2006	2005
June 30	(Closing)	1.1162	1.2254
March 31	(Closing)	1.1680	1.2096
December 31	(Closing)	-	1.1630
Second quarter	(Average)	1.1213	1.2439
First half	(Average)	1.1382	1.2354

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 18

Risks

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company’s Annual Report and particularly, its MD&A for the year ended December 31, 2005.

Longueuil
August 10, 2006

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 19

	Second Quarter		First Half
CONSOLIDATED OPERATIONS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005
(in thousands of United States dollars, except for amounts per share)	$	$	$	$
REVENUES
Mining operations	101,752	89,186	188,413	179,520
Investment and other income	410	158	827	369
	102,162	89,344	189,240	179,889
EXPENSES
Mining operations	73,905	69,054	139,617	135,910
Depreciation, depletion and amortization	12,959	12,010	24,770	23,636
Exploration and business development	1,545	1,014	2,873	2,171
General and administrative	3,330	2,482	6,492	5,632
Financial expenses	1,455	1,005	2,908	1,962
Stock-based compensation	188	475	528	836
Loss on foreign exchange	211	8	393	31
	93,593	86,048	177,581	170,178
Earnings before the undernoted items	8,569	3,296	11,659	9,711
Gain on disposal of assets (Note 3a)	2,729	12	9,438	411
Non-hedge derivative gain (loss) (Note 9)	1,133	249	4,980	(173)
Gain on foreign exchange from reduction in net investment	237	-	412	-
Income and mining taxes (Note 8)	(5,919)	(2,319)	(10,713)	(6,674)
Non-controlling interest	344	(241)	406	(661)
Net earnings	7,093	997	16,182	2,614
Basic net earnings per share	0.03	0.00	0.06	0.01
Diluted net earnings per share	0.03	0.00	0.06	0.01
Basic weighted average number of common shares
outstanding (in thousands) (Note 7)	276,146	274,275	275,591	274,243
Diluted weighted average number of common shares
outstanding (in thousands) (Note 7)	278,148	275,506	277,557	275,885

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 20

	Second Quarter		First Half
CONSOLIDATED CONTRIBUTED SURPLUS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005
(in thousands of United States dollars)	$	$	$	$
Balance, beginning of period	18,462	17,371	18,378	17,039
Stock-based compensation	188	475	528	836
Options exercised and transferred to capital stock	(195)	(36)	(451)	(65)
Balance, end of period	18,455	17,810	18,455	17,810

CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars)
Balance, beginning of period	(175,316)	(202,863)	(184,341)	(204,477)
Net earnings	7,093	997	16,182	2,614
Share issue expenses	(141)	(63)	(205)	(66)
Balance, end of period	(168,364)	(201,929)	(168,364)	(201,929)

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 21

	Second Quarter		First Half
CONSOLIDATED CASH FLOWS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005
(in thousands of United States dollars)	$	$	$	$

OPERATING ACTIVITIES
Net earnings	7,093	997	16,182	2,614
Deferred losses	(2,899)	-	(5,576)	-
Disbursement - asset retirement obligations	(284)	(550)	(359)	(703)
Non-cash items
Deferred revenue - Delivery of gold on the prepaid
forward	-	(3,055)	-	(6,111)
Depreciation, depletion and amortization	12,959	12,010	24,770	23,636
Accretion expense-asset retirement obligations	441	487	915	967
Amortization of deferred gains/losses	-	789	-	1,736
Unrealized non-hedge derivative loss (gain) (Note 9)	(1,172)	(249)	(3,378)	173
Stock-based compensation	188	475	528	836
Future income taxes	4,766	3,694	9,754	7,980
Non-controlling interest	(344)	241	(406)	661
Gain on disposal of assets (Note 3a)	(2,729)	(12)	(9,438)	(411)
Other	(296)	(60)	(353)	179
	17,723	14,767	32,639	31,557
Changes in non-cash working capital items (Note 2)	(3,877)	(3,442)	(6,200)	(9,076)
Cash flow from operating activities	13,846	11,325	26,439	22,481
INVESTING ACTIVITIES
Short-term investments	-	23,080	-	33,846
Investments	3,570	736	20,864	1,215
Gold received - Disposal of the Carlota project (Note 3c)	3,695	-	7,170	-
Acquisition of assets and businesses	-	(4,136)	-	(4,136)
Property, plant and equipment	(26,549)	(32,015)	(47,441)	(57,052)
Cash flow used in investing activities	(19,284)	(12,335)	(19,407)	(26,127)
FINANCING ACTIVITIES
Long-term debt - Borrowings	14	14,718	28	16,359
Long-term debt - Repayments	(3,864)	(5,113)	(8,288)	(10,809)
Deferred charges	(221)	-	(221)	13
Common shares issued net of issue expenses	1,156	6	3,604	58
Cash flow from (used in) financing activities	(2,915)	9,611	(4,877)	5,621
Effect of changes in the exchange rate on cash held in foreign
currency	(30)	(606)	37	(783)
Net increase (decrease) in cash and cash equivalents	(8,383)	7,995	2,192	1,192
Cash and cash equivalents, beginning of period	26,157	14,217	15,582	21,020
Cash and cash equivalents, end of period	17,774	22,212	17,774	22,212

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 22

CONSOLIDATED BALANCE SHEETS	June 30,	December 31,
(unaudited)	2006	2005
(in thousands of United States dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents	17,774	15,582
Receivables	38,350	41,497
Production inventories	18,958	13,209
Supplies inventory and prepaid expenses	52,985	43,378
Deferred losses	269	-
Fair value of non-hedge derivatives (Note 9)	-	1,082
Future income and mining tax assets	12,816	14,679
	141,152	129,427
Investments and other assets (Note 3)	14,585	31,433
Property, plant and equipment	484,702	454,866
Future income and mining tax assets	920	5,628
	641,359	621,354
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	56,281	54,667
Current portion of long-term liabilities (Note 4)	26,343	23,642
Hedge derivatives (Note 9)	8,511	9,463
Fair value of non-hedge derivatives (Note 9)	67	-
Future income and mining tax liabilities	154	-
	91,356	87,772
Long-term debt (Note 5)	33,293	41,793
Liability for asset retirement obligations and other	33,601	33,805
Accrued benefit liabilities	6,184	5,644
Hedge derivatives (Note 9)	171	4,066
Future income and mining tax liabilities	42,337	39,846
Non-controlling interest	6,302	6,708
	213,244	219,634

SHAREHOLDERS’ EQUITY
Common shares and options (Note 7)	550,324	546,156
Equity component of convertible debenture	262	262
Contributed surplus	18,455	18,378
Deficit	(168,364)	(184,341)
Cumulative translation adjustment	27,438	21,265
	428,115	401,720
	641,359	621,354

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 23

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company’s audited annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

2. Financial information included in the consolidated statement of cash flows

a) Changes in non-cash working capital items

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Receivables	(2,092)	(1,348)	5,679	(4,309)
Production inventories	(285)	(1,136)	(5,749)	428
Supplies inventory and prepaid expenses	(3,887)	(361)	(7,971)	(6,042)
Accounts payable and accrued liabilities	2,387	(597)	1,841	847
	(3,877)	(3,442)	(6,200)	(9,076)

Some changes in non-cash working capital items for major construction projects are included in investing activities. These are considered as investing activities because they relate to construction or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Changes in non-cash working capital items relating to acquisition of assets are included in investing activities.

b) Cash flows relating to interest and income and mining taxes

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Interest paid	1,060	616	2,211	1,314
Income and mining taxes paid	1,268	60	571	128

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 24

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

3. Investments and other assets

	June 30,	December 31,
	2006	2005
(in thousands of dollars)	$	$
Shares of publicly traded companies(a)(b)	2,023	14,103
Ounces of gold receivable related to the disposal of the Carlota project (c)	22,535	24,850
Deferred charges	1,693	2,412
Other	3,699	3,426
	29,950	44,791
Current portion included in receivables	15,365	13,358
	14,585	31,433

(a)    The fair value of the shares of publicly-traded companies, based on the last quoted market price, was $5,656,000 as at June 30, 2006 ($20,703,000 as at December 31, 2005). During the second quarter of 2006, Cambior completed the sale of investments for a total consideration of $4,344,000 resulting in a gain on disposal of marketable securities of $2,747,000 ($21,632,000 and $9,456,000 respectively during the first half of 2006).

(b) Some of these shares totalling $1,975,000 (C$ 2,595,000) ($14,055,000 (C$18,366,000) at December 31, 2005) were traded in Canadian dollars.

(c)    In December 2005, Cambior completed the sale of the Carlota project and received, at closing, a cash consideration of $15,000,000, and 50,000 ounces of gold receivable in eight equal quarterly deliveries. In June 2006, 6,250 ounces of gold were received resulting in a cash flow of $3,695,000 (12,500 ounces of gold resulting in a cash flow of $7,170,000 during the first half of 2006). The 37,500 remaining ounces of gold receivable were revaluated at June 30, 2006 at the current spot price of $614 per ounce resulting in a gain of $1,239,000 ($4,527,000 during the first half of 2006). The amortization of the discount totalling $155,000 during the second quarter of 2006 ($329,000 during the first half of 2006) was accounted for under the "investment and other income" caption in the statement of operations.

4. Current portion of long-term liabilities

	June 30,	December 31,
	2006	2005
(in thousands of dollars)	$	$
Current portion of:
Long-term debt (Note 5)	21,662	21,222
Deferred gains	-	119
Asset retirement obligations(1)	4,304	1,895
Accrued benefit liabilities	377	406
	26,343	23,642
(1) In accordance with an agreement with the Québec Government, the Company intends to proceed with restoration work at Doyon during 2006 and 2007.

5. Long-term debt

	Total	Scheduled payments						Total
	Jun. 30,	2006	2007	2008	2009	2010	2011+	Dec. 31,
	2006	(6 months)						2005
(in thousands of dollars)	$	$	$	$	$	$	$	$
2003 Credit facility(a)	25,000	7,000	14,000	4,000	-	-	-	32,000
Balance of purchase price
- Grassalco	685	-	685	-	-	-	-	1,503
Non-participating shares	1,160	240	480	440	-	-	-	1,400
Convertible debenture	1,327	1,327	-	-	-	-	-	1,256
Other	883	148	319	138	106	78	94	938
Sub-total	29,055	8,715	15,484	4,578	106	78	94	37,097
Non recourse debt
- Credit Facility - OBMI	10,000	-	626	914	1,014	1,125	6,321	10,000
- Credit Facility - OSI	7,864	283	613	679	754	836	4,699	8,000
- Balance of purchase price
- Camp Caiman	8,036	4,137	-	3,899	-	-	-	7,918
Sub-Total	25,900	4,420	1,239	5,492	1,768	1,961	11,020	25,918
Total	54,955	13,135	16,723	10,070	1,874	2,039	11,114	63,015
Current portion	21,662							21,222
Long-term portion	33,293							41,793

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 25

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

5. Long-term debt (continued)

(a) 2003 Credit Facility

As at June 30, 2006, the effective interest rate was 6.71% (5.87% as at December 31, 2005). The $15,000,000 revolving credit facility maturing on September 30, 2008 was undrawn except for an equivalent of $6,961,000 in letters of credit issued to guarantee certain corporate obligations.

The Company made a $3.5 million reimbursement under the 2003 Credit facility. In late July, the Company borrowed an additional $5.0 million under its revolving credit facility. To further provide financing flexibility, the Company has negotiated a $15.0 million revolving loan increase to its 2003 Credit facility. Cambior has also entered into an agreement with a group of lenders to underwrite a $125.0 million Credit facility to reimburse amounts outstanding under the 2003 Credit facility and to fund further development of the Camp Caiman Project. The facility is subject to syndication and is expected to close in late October following the receipt of the Camp Caiman permits.

Interest on long-term debt was as follows:
	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Interest on long-term debt
-Expensed	1,000	642	2,019	1,216
-Capitalized	59	186	118	256
	1,059	828	2,137	1,472

6. Employee future benefit plans

	Pension benefit		Post-retirement		Pension benefit		Post-retirement
	plans		benefit plans		plans		benefit plans
	Second Quarter				First Half
	ended June 30,				ended June 30,
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
(in thousands of dollars)
Defined benefit costs recognized	267	211	94	77	526	427	185	155

7. Common shares, warrants and options

	Second Quarter		First Half
	ended June 30, 2006		ended June 30, 2006
	Number of		Number of
	securities	Amount	securities	Amount
(in thousands of dollars)	(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of period	275,597	548,123	274,598	545,213
Issued:
Flow through shares	-	-	450	1,779
Exercise of options	765	1,892	1,314	3,023
	765	1,892	1,764	4,802
Balance, end of period	276,362	550,015	276,362	550,015
Common share purchase options granted following the
Ariane merger:
Balance, beginning of period	702	801	826	943
Exercised	(432)	(492)	(556)	(634)
Balance, end of period	270	309	270	309
Total common shares and options		550,324		550,324

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 26

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

7. Common shares, warrants and options

Issuance of securities

During the second quarter of 2006, 765,000 common shares were issued following the exercise of stock options issued under the Company’s stock option plan for directors and key employees for total proceeds of $1,205,000 (1,314,000 common shares for proceeds of $1,938,000 during the first half of 2006). In addition, 450,000 common shares were issued during the first quarter of 2006 pursuant to a flow-through financing to fund Canadian exploration expenses.

Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2006, the Company’s remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,171,000.

Earnings per share

The following numbers of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.
Number of instruments	June 30,	June 30,
(in thousands)	2006	2005
Options	80	2,311
Warrants	34,667	34,667
Convertible debenture	340	340
	35,087	37,318

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:
	Second Quarter		First Half
Number of instruments	ended June 30,		ended June 30,
(in thousands)	2006	2005	2006	2005
Basic weighted average number of common shares outstanding	276,146	274,275	275,591	274,243
Effect of dilutive stock options	2,002	1,231	1,966	1,642
Diluted weighted average number of common shares
outstanding	278,148	275,506	277,557	275,885

8. Income and mining taxes

The provision for income and mining taxes is made up of the following components:
	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Current:
Federal income taxes - tax on large corporations in Canada
(recovery)	(79)	(1,375)	(28)	(1,306)
Provincial mining taxes (recovery)	(33)	-	(278)	-
	(112)	(1,375)	(306)	(1,306)
Future:
Provincial mining taxes	549	-	810	-
Foreign income tax	5,482	3,694	10,209	7,980
	6,031	3,694	11,019	7,980
Total	5,919	2,319	10,713	6,674

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 27

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

9. Revenue protection program

a) Gold sales commitments

The estimated fair value of Cambior’s gold forward sales of 119,000 ounces of gold to be delivered in 2006 and 2007, calculated using forward rates considering market prices, interest rates, gold lease rates and volatilities was $34,302,000 as at June 30, 2006, including $25,620,000 off-balance sheet. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "hedge derivatives" caption totalling $14,273,000. As at June 30, 2006, an amount of $8,682,000 remained as a liability on the balance sheet for such outstanding derivatives.

b) Foreign exchange contracts

As at June 30, 2006, the Company had commitments, through foreign exchange forward contracts, to deliver US$3,250,000 and obtain in exchange Canadian dollars at an average rate of C$1.1694 in 2006. As at June 30, 2006, the positive fair value of these foreign exchange contracts was $158,000. The Company also had commitments, through foreign exchange forward contracts, to deliver 1,068,000 euros in exchange for US dollars. As at June 30, 2006, the negative value of these foreign exchange contracts was $67,000 and was accounted for in the consolidated statement of operations as the Company's commitments to deliver euros in exchange for US dollars are treated as non-hedge instruments.

c) Non-hedge derivative gain (loss)
The non-hedge derivative gain (loss) is summarized as follows:
	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Variation of the fair value of the non-hedge derivative
instruments during the period	(67)	249	(1,149)	(173)
Gain (Loss) arising from the exercise of non-hedge derivatives	(39)	-	1,602	-
Gain resulting from the variation in market prices of ounces of gold receivable related to the disposal of the Carlota
Project (Note 4c)	1,239	-	4,527	-
Non-hedge derivative gain (loss)	1,133	249	4,980	(173)

10. Commitments

As at June 30, 2006, the Company had commitments to complete facilities, summarized as follows:
(in thousands of dollars)	$
Caiman	17,285
OBMI	3,635
OSI	5
Niobec	1,989
22,914

The Company is committed to purchase marketable securities for an amount of $8,000,000, of which $4,500,000 are payable at closing, first expected to be in May 2006, but delayed to the third quarter of 2006, and the balance of $3,500,000, on the first anniversary of closing.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 28

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

11. Segmented information

The Company’s operations are managed on a mine basis. The Company operates gold mines, a niobium mine and a bauxite mine. Camp Caiman in French Guiana is a development project.
						Camp
				Sleeping	Niobec,	Caiman
	Rosebel	Omai(1)	Doyon	Giant	Bauxite and	(French	Corporate
	(Suriname)	(Guyana)	(Canada)	(Canada)	other	Guiana)	and projects	Total
(in thousands of dollars)	$	$	$	$	$	$	$	$
Second Quarter ended June 30, 2006
Revenues - Mining operations	46,916	-	27,967	7,223	24,913	-	(5,267)	101,752
Financial expenses	1,978	14	74	31	1,438	-	(2,080)	1,455
Depreciation, depletion and amortization	4,325	-	4,694	1,296	2,606	-	38	12,959
Income and mining taxes (recovery)	6,031	(514)	348	43	184	-	(173)	5,919
Earnings (Loss)	8,281	185	3,372	393	(2,710)	(593)	(6,289)	2,639
Capital expenditures and investments (disposals)	6,056	1,319	2,784	1,197	5,176	6,637	(3,885)	19,284
Second Quarter ended June 30, 2005
Revenues - Mining operations	38,325	9,920	16,871	3,907	20,103	-	60	89,186
Financial expenses	2,529	122	63	(35)	346	-	(2,020)	1,005
Depreciation, depletion and amortization	4,956	1,170	3,323	959	1,546	-	56	12,010
Income and mining taxes (recovery)	3,898	-	(1,062)	(222)	(146)	-	(149)	2,319
Earnings (Loss)	6,979	(4,815)	268	(869)	200	(57)	(404)	1,302
Capital expenditures and investments	10,858	278	2,516	3,961	13,771	1,920	2,111(2)	35,415
First Half ended June 30, 2006
Revenues - Mining operations	88,841	-	47,355	13,486	47,123	-	(8,392)	188,413
Financial expenses	4,189	85	74	32	2,587	-	(4,059)	2,908
Depreciation, depletion and amortization	8,544	-	8,612	2,653	4,886	-	75	24,770
Income and mining taxes (recovery)	10,742	(514)	361	46	199	-	(121)	10,713
Earnings (Loss)	14,800	(223)	2,594	530	(4,862)	(853)	(10,946)	1,040
Capital expenditures and investments (disposals)	11,289	2,665	5,248	1,875	11,252	9,935	(22,857)	19,407
Property, plant and equipment	151,712	11,434	67,943	15,976	146,755	73,723	17,159	484,702
Assets	190,909	17,063	78,261	21,536	191,424	75,820	66,346	641,359
First Half ended June 30, 2005
Revenues - Mining operations	77,093	22,114	32,942	7,098	40,151	-	122	179,520
Financial expenses	5,056	147	67	(37)	433	-	(3,704)	1,962
Depreciation, depletion and amortization	10,144	2,375	6,202	1,758	3,038	-	119	23,636
Income and mining taxes (recovery)	8,139	-	(1,062)	(222)	(100)	-	(81)	6,674
Earnings (Loss)	14,488	(8,112)	(893)	(1,170)	1,638	(133)	(2,283)	3,535
Capital expenditures and investments	18,769	(722)	4,637	5,269	24,104	4,244	3,672(2)	59,973
December 31, 2005
Property, plant and equipment	148,662	8,729	68,321	16,758	136,669	64,624	11,103	454,866
Assets	191,225	15,714	78,982	18,774	179,259	64,929	72,471	621,354
(1)

Production at Omai mine ended in September 2005, and as such, the related net carrying amount of property, plant and equipment at the Omai mine has not been amortized since then because it has been removed from service for an extended period of time. In 2006, the Company initiated an exploration program to establish the potential for an underground operation on the depth extension of the Fennell deposit, and exploration expenses relating to such program were capitalized.

(2)	Includes capital expenditures of $855,000 in the second quarter of 2005 ($1,250,000 during the first half of 2005) related to the Carlota project.

CAMBIOR SECOND QUARTER FINANCIAL RESULTS 2006 29

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

11. Segmented information - continued
Reconciliation of reportable operating divisional earnings to net earnings is as follows:
	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Operating division earnings	8,928	1,706	11,986	5,818
Corporate and projects loss	(6,289)	(404)	(10,946)	(2,283)
Segmented earnings	2,639	1,302	1,040	3,535
Investment and other income	410	158	827	369
Stock-based compensation	(188)	(475)	(528)	(836)
Loss on foreign exchange	(211)	(8)	(393)	(31)
Gain on disposal of assets	2,729	12	9,438	411
Non-hedge derivative gain (loss) (Note 9)	1,133	249	4,980	(173)
Gain on foreign exchange from reduction in net investment	237	-	412	-
Non-controlling interest	344	(241)	406	(661)
Net earnings	7,093	997	16,182	2,614